Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated June 21, 2018

(Relating to the Preliminary Prospectus Dated June 18, 2018)

Registration Statement File No. 333-225697

This free writing prospectus relates to PagSeguro Digital Ltd.’s preliminary prospectus, dated June 18, 2018 (the “Preliminary Prospectus”), forming part of PagSeguro Digital Ltd.’s registration statement on Form F-1 (File No. 333-225697). The information in this free writing prospectus supplements the Preliminary Prospectus. In all other respects, this free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus. Unless the context requires otherwise, references in this free writing prospectus to “we,” “our,” “us” or “the Company” refer to PagSeguro Digital Ltd. and its subsidiaries.

Pricing Information

Price per share:	US$29.25 per Class A common share

Offering size:	33,000,000 Class A common shares, 11,550,000 Class A common shares will be offered by us and 21,450,000 Class A common shares will be offered by Universo Online S.A. (“UOL”)

Total offering price:	US$965.3 million

Option to purchase additional Class A common shares:	Up to 4,950,000 Class A common shares

Total offering price of option to purchase additional Class A common shares (if exercised in full):	US$144.8 million

Stock symbol / exchange:	PAGS / New York Stock Exchange

Trade date:	June 22, 2018

Settlement date:	June 26, 2018

Common Shares Eligible for Future Sales

The description on page 204 of the Preliminary Prospectus is updated to reflect the language below. For the avoidance of doubt, the lock-up restrictions applicable to Universo Online S.A. set forth in the free writing prospectus filed by the Company on June 20, 2018 with the Securities and Exchange Commission and the 90 day lock-up period applicable to PagSeguro Digital’s executive officers and directors who will hold shares upon completion of this offering remain unchanged.

Lock-up Agreement of PagSeguro Digital

PagSeguro Digital has agreed not to carry out any of the following actions regarding Class A common shares of PagSeguro Digital for 12 months after the date of this prospectus:

•	offer, pledge, sell or contract to sell any Class A common shares;

•	sell any option or contract to purchase any Class A common shares;

•	purchase any option or contract to sell any Class A common shares;

•	grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any Class A common shares or any other securities so owned convertible into or exercisable or exchangeable for Class A common shares;

•	enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common shares

(whether any of the transactions described above are to be settled by delivery of Class A common shares or other securities of our company, in cash, or otherwise), or file a registration statement with the Securities and Exchange Commission related to any of our Class A common shares.

These lock-up restrictions apply to Class A common shares of PagSeguro Digital and to securities convertible into or exercisable or exchangeable for Class A common shares of PagSeguro Digital.

These lock-up restrictions are, however, subject to certain exceptions, including any issuance of Class A common shares by PagSeguro Digital in connection with a merger, acquisition, joint venture or strategic participation entered into by us, provided that (i) the aggregate number of Class A common shares issued or issuable thereunder shall not exceed 10% of the total number of Class A common shares issued and outstanding as of the date of such merger, acquisition, joint venture or strategic participation, and (ii) the recipient of such Class A common shares shall have agreed with the representatives of the underwriters not to carry out any of the actions described above regarding such Class A common shares.

The lock-up restrictions applicable to PagSeguro Digital are not subject to waiver by the underwriters of the offering.

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PagSeguro Digital Ltd. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectusny@ny.email.gs.com; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.